EXHIBIT 99.1

Brookfield Announces Results of Conversion of its Series 26 and Series 46 Preference Shares

BROOKFIELD, NEWS, March 21, 2022 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) (“Brookfield”) today announced that 147,537 of its Cumulative Class A Preference Shares, Series 26 (the “Series 26 Shares”) (TSX: BAM.PR.T) and 27,550 of its Cumulative Class A Preference Shares, Series 46 (the “Series 46 Shares”) (TSX: BAM.PF.I), were tendered for conversion into Cumulative Class A Preference Shares, Series 27 (the “Series 27 Shares”) and Cumulative Class A Preference Shares, Series 47 (the “Series 47 Shares”), respectively.

After taking into account all shares tendered for conversion, there would be less than one million shares outstanding for each of the Series 27 Shares and the Series 47 Shares, as of March 31, 2022, the conversion date. Accordingly, as provided in the share conditions of each of the series, there will be no conversion of Series 26 Shares into Series 27 Shares, nor of Series 46 Shares into Series 47 Shares and holders of Series 26 Shares and of Series 46 Shares will retain their Series 26 Shares and Series 46 Shares, respectively.

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About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately US$690 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: +1 212 618-3469	+1 416 359-8647
Email: kerrie.mchugh@brookfield.com	linda.northwood@brookfield.com